UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-41889

CADELER A/S
(Translation of registrant's name into English)

Kalvebod Brygge 43
DK-1560 Copenhagen V, Denmark
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Stock Exchange Announcement

Results of the Annual General Meeting 2026 of Cadeler A/S
Copenhagen, 21 April 2026: Cadeler A/S (the “Company” or “Cadeler”) today held its annual general meeting, at which the following was resolved:
•Election of the chair of the general meeting as proposed;
•The annual general meeting took note of the report on the Company’s activities in the past financial year;
•Adoption of the Annual Report for 2025 as proposed;
•Adoption of the proposal by the Board of Directors to carry forward the profit of EUR 280.2 million for the financial year ended 31 December 2025 and not distribute dividends to the shareholders;
•Approval of the annual remuneration report for 2025 in an advisory vote;
•Approval of the proposal to grant discharge of liability to the Board of Directors and the Executive Management;
•Approval of the proposed remuneration of the Board of Directors for the remainder of 2026 until the next annual general meeting;
•Re-election of Colette Cohen, Ditlev Wedell-Wedellsborg and Thomas Thune Andersen as members of the Board of Directors, each for a period of two years;
•Re-election of Andreas Sohmen-Pao as Chairman of the Board of Directors for a period of one year;
•Re-election of Emanuele Lauro as Vice Chairman of the Board of Directors for a period of one year;
•Re-election of Bjarte Bøe as member of the Nomination Committee for a period of two years;
•Re-appointment of EY Godkendt Revisionspartnerselskab as the Company’s auditor in respect of statutory financial and sustainability reporting;
•Approval of the proposal to authorise the Board of Directors to acquire treasury shares in the period until 20 April 2030, on one or more occasions, with a total nominal value of up to 10% of the share capital of the Company, for so long as the Company’s holding of treasury shares after such acquisition does not exceed 10% of the Company’s share capital. The consideration may not deviate more than 10% from the official price quoted on Euronext Oslo Børs or the New York Stock Exchange at the date of the agreement or acquisition;
•Approval of the proposal by the Board of Directors to replace the current authorisation in Article 3.1 of the Articles of Association with a new authorisation to increase the Company’s share capital with up to nominally DKK 70,185,000 without pre-emptive rights for the existing shareholders at market price and that such new authorisation expire on 22 April 2028;

•Approval of the proposal by the Board of Directors to replace the current authorisation in Article 3.2 of the Articles of Association with a new authorisation to increase the Company’s share capital with up to nominally DKK 70,185,000 with pre-emptive rights for the existing shareholders at a price, which may be below market price, and that such new authorisation expire on 22 April 2028;
•Approval of the proposal by the Board of Directors to extend the current authorisation in Article 3.3 of the Articles of Association to increase the Company’s share capital with up to nominally DKK 5,000,000 without pre-emptive rights for the existing shareholders at a price, which may be below market price, in connection with an issue of new shares to members of the Board of Directors, Executive Management and/or employees by one year until 30 September 2027;
•Approval of the proposal by the Board of Directors to replace the current combined maximum authorisation in Article 3.5 of the Articles of Association with a new combined maximum authorisation of nominally DKK 70,185,000, as a consequence of the new authorisations to increase the Company’s share capital approved under Articles 3.1 and 3.2 of the Articles of Association;
•Approval of the proposal by the Board of Directors to amend the current general meeting venue in Article 4.1 of the Articles of Association due to new region naming.
For further information, please contact:

Mikkel Gleerup
CEO, Cadeler
+45 3246 3102
mikkel.gleerup@cadeler.com

Alexander Simmonds
EVP & CLO, Cadeler
+44 7376 174172
Alexander.simmonds@cadeler.com

About Cadeler A/S:
Cadeler is a global leader in offshore wind installation, operations, and maintenance services. Cadeler is a pure play company, operating solely in the offshore wind industry with an uncompromising focus on safety and the environment. Cadeler owns and operates the industry’s largest fleet of jack-up offshore wind installation vessels and has for more than 10 years been a key supplier in the development of offshore wind energy to power millions of households. Cadeler’s fleet, expertise and capacity to handle the largest and most complex next-generation offshore wind installation projects positions the company to deliver exceptional services to the industry. Cadeler is committed to being at the forefront of sustainable wind farm installation and to enabling the global energy transition towards a future built on renewable energy. Cadeler is listed on the New York Stock Exchange (ticker: CDLR) and the Oslo Stock Exchange (ticker: CADLR).
For more information, please visit www.cadeler.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 21, 2026                    CADELER A/S
(Registrant)

By: /s/ Mikkel Gleerup
Name:     Mikkel Gleerup
Title:    Chief Executive Officer